Exhibit 99.12

99.12 Management Information Circular for the 2013 Annual and Special Meeting

Cipher Pharmaceuticals Inc.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

and

MANAGEMENT INFORMATION CIRCULAR

March 29, 2013

CIPHER PHARMACEUTICALS INC.

March 29, 2013

Dear Shareholders:

It is my great pleasure to invite you to the Annual and Special Meeting (the “Meeting”) of Cipher Pharmaceuticals Inc. (the “Corporation”) to be held on Friday, May 3, 2013 at the offices of Goodmans LLP, Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7 at 11:00 a.m. (Toronto time).

The items of business to be considered and voted upon at this Meeting are described in the Notice of Annual and Special Meeting and the accompanying Management Information Circular.

You may find further information concerning the Corporation on our website: www.cipherpharma.com.  We encourage you to visit our website before attending the Meeting.

Your participation at this Meeting is important.  We encourage you to exercise your right to vote, which can easily be done by following the instructions provided in the Management Information Circular and form of proxy, or a voting instruction form if you are not a registered shareholder.

Larry Andrews, President and Chief Executive Officer of the Corporation and Norman Evans, Chief Financial Officer and Secretary of the Corporation, will provide a report on the Corporation’s affairs. You will also have the opportunity to ask questions and to meet the Corporation’s Board of Directors.

We look forward to seeing you on May 3, 2013.

Yours very truly,

“William Garriock” (signed)

William Garriock
Chair of the Board of Directors
Cipher Pharmaceuticals Inc.

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	i

MANAGEMENT INFORMATION CIRCULAR	1

HOW TO VOTE YOUR SHARES	1
REGISTERED SHAREHOLDERS AND NON-REGISTERED SHAREHOLDERS	1
HOW TO VOTE — REGISTERED SHAREHOLDERS	2
HOW TO VOTE — NON-REGISTERED SHAREHOLDERS	3

RECORD DATE	5

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	5

MATTERS TO BE CONSIDERED AT THE MEETING	5
FINANCIAL STATEMENTS AND AUDITOR’S REPORT	5
ELECTION OF DIRECTORS	5
RE-APPOINTMENT OF AUDITOR	8
REDUCTION OF STATED CAPITAL	8
AMENDMENT OF STOCK OPTION PLAN	9

STATEMENT OF EXECUTIVE COMPENSATION	10
COMPENSATION DISCUSSION AND ANALYSIS	10
RISK MANAGEMENT	12
PERFORMANCE GRAPH	12
SUMMARY COMPENSATION TABLE	13
EXECUTIVE EMPLOYMENT AGREEMENTS	14
INCENTIVE PLAN AWARDS	14
DESCRIPTION OF THE STOCK OPTION PLAN	16
PENSION PLAN BENEFITS	17
TERMINATION AND CHANGE OF CONTROL BENEFITS	17
COMPENSATION COMMITTEE	17
DIRECTOR COMPENSATION	17
HEDGING	19
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	19

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS	20

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	20

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	20

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	20

OTHER MATTERS	21

ADDITIONAL INFORMATION	21

CERTIFICATE	21

EXHIBIT “A” STATEMENT OF CORPORATE GOVERNANCE PRACTICES

EXHIBIT “B” CHARTER OF THE BOARD OF DIRECTORS

CIPHER PHARMACEUTICALS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 3, 2013

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of the common shareholders of Cipher Pharmaceuticals Inc. (“Cipher” or the “Corporation”) will be held on Friday, May 3, 2013 at the offices of Goodmans LLP, Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7, at 11:00 a.m. (Toronto time), for the following purposes:

(a)                   to receive and consider the financial statements of the Corporation for the year ended December 31, 2012, together with the report of the auditor thereon;

(b)                   to elect directors for the ensuing year;

(c)                    to appoint the auditor for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

(d)                   to consider, and if deemed advisable, to pass a special resolution authorizing the reduction of the legal stated capital account in respect of the common shares of the Corporation;

(e)                    to consider, and if deemed advisable, to pass a resolution authorizing an amendment to the Corporation’s stock option plan; and

(f)                     to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

Only holders (“Shareholders”) of record at the close of business on Monday, March 18, 2013 (the “Record Date”) of common shares of the Corporation are entitled to notice of and to attend the Meeting or any adjournments or postponements thereof and to vote thereat.

Shareholders may vote in person at the Meeting or any adjournments or postponements thereof, or they may appoint another person (who need not be a Shareholder) as their proxy to attend and vote in their place.

Shareholders unable to be present at the Meeting are requested to date and sign the enclosed form of proxy and return it to Computershare Investor Services Inc., attention: Proxy Department, 100 University Ave., 8th Floor, Toronto, Ontario, M5J 2Y1, or by fax (1-866-249-7775 or 416-263-9524) not later than 5:00 p.m. (Toronto time) on May 1, 2013, or with the Chair of the Meeting before the commencement of the Meeting, or, if the Meeting is adjourned or postponed, not less than 24 hours, excluding Saturdays, Sundays and statutory holidays in Toronto, Ontario, preceding the time of such adjourned or postponed Meeting or with the Chair of the Meeting before the commencement of such adjourned or postponed Meeting. Voting can also be done by phone or internet as described in the accompanying Management Information Circular.

A Management Information Circular relating to the business to be conducted at the Meeting and an Annual Report containing the audited financial statements of the Corporation for the fiscal year ended December 31, 2012 (as applicable) accompany this Notice.

DATED at Toronto, Ontario this 29th day of March, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

“William Garriock” (signed)

Chair of the Board of Directors

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular (the “Circular”) is furnished to shareholders of Cipher Pharmaceuticals Inc. (the “Corporation” or “Cipher”) in connection with the solicitation by and on behalf of the management of the Corporation of proxies to be used at the Annual and Special Meeting of Shareholders (the “Meeting”) of the Corporation to be held on Friday, May 3, 2013 at the offices of Goodmans LLP, Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7, at 11:00. a.m. (Toronto time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the attached Notice of Annual and Special Meeting of Shareholders (the “Notice”).

This Circular, the Notice, the accompanying form of proxy and the Corporation’s Annual Report (as applicable) are being mailed on or before April 9, 2013 to shareholders of record of the Corporation as of the close of business on March 18, 2013.  The Corporation will bear all costs associated with the preparation and mailing of this Circular, the Notice, the accompanying form of proxy and the Corporation’s Annual Report, as well as the cost of the solicitation of proxies. The solicitation will be primarily by mail; however, officers and regular employees of the Corporation may also directly solicit proxies (but not for additional compensation) personally, by telephone, by telefax or by other means of electronic transmission.  Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

All amounts referred to in this Circular are presented in Canadian dollars, unless otherwise noted.

HOW TO VOTE YOUR SHARES

Your vote is important. Please read the information below to ensure your shares are properly voted.

Registered Shareholders and Non-Registered Shareholders

How you vote your shares depends on whether you are a registered shareholder or a non-registered shareholder. In either case, there are two ways you can vote at the Meeting — by appointing a proxyholder or by attending in person.

Registered Shareholder:

You are a registered shareholder if you hold one or more share certificates which indicate your name and the number of shares which you own. As a registered shareholder, you will receive a form of proxy from Computershare Investor Services Inc. (“Computershare”) representing the shares you hold. If you are a registered shareholder refer to “How to Vote — Registered Shareholders” below.

Non-Registered Shareholder:

You are a non-registered shareholder if an intermediary such as a securities dealer, broker, bank, trust company or other nominee holds your shares for you, or for someone else on your behalf, registered in the name of the nominee. In accordance with applicable securities laws, the Corporation distributes copies of its Meeting materials to non-registered shareholders directly or to intermediaries for onward distribution to non-registered shareholders. As a non-registered shareholder, you will most likely receive a Voting Instruction Form from either Computershare on behalf of Cipher (if you are a non-objecting beneficial owner of shares willing to have your nominee disclose your ownership information to Cipher) or Broadridge Investor Communications Corporation (“Broadridge”) on behalf of intermediaries (if you are an objecting beneficial owner of shares not willing to have your nominee disclose your ownership information to Cipher), although in some cases you may receive a form of proxy from the securities dealer, broker, bank, trust company or other nominee holding your shares. If you are a non-registered shareholder, refer to “How to Vote - Non-Registered Shareholders” below.

How to Vote — Registered Shareholders

If you are a registered shareholder you may either vote by proxy or in person at the Meeting.

Submitting Votes by Proxy

There are four ways to submit your vote by proxy:

(                                  phone

8                                    internet

+                                 mail

Ê                                   fax

in accordance with the instructions on the form of proxy.

If you are voting by phone or internet, you will need the pre-printed Control Number, Holder Account Number and Access Number on your form of proxy.

A proxy submitted by mail or fax must be in writing, dated the date on which you signed it and be signed by you (or your authorized attorney).  If a proxy submitted by mail or fax is not dated, it will be deemed to bear the date on which it was sent to you.  If such a proxy is being submitted on behalf of a corporate shareholder, the proxy must be signed by an authorized officer or attorney of that corporation, whose title should be indicated. Documentation evidencing power to sign the proxy may be required.  A form of proxy executed by a person acting as attorney or in some other representative capacity should state such person’s capacity following his or her signature. Documentation evidencing power to sign the proxy may be required.

If you are voting your shares by proxy, you must ensure that your completed and signed proxy form or your phone or internet vote is received by Computershare not later than 5:00 p.m. (Toronto time) on May 1, 2013 or, if the Meeting is adjourned or postponed, not less than 24 hours excluding Saturdays, Sundays and statutory holidays in Toronto, Ontario, preceding the time of such adjourned or postponed Meeting, or is provided to the Chair of the Meeting before the commencement of the Meeting or any adjourned or postponed Meeting.

Appointment of Proxyholder

Unless you specify a different proxyholder or specify how you want your shares to be voted, the Cipher representatives whose names are pre-printed on the form of proxy (who are directors or officers of the Corporation) will vote your shares:

•                  FOR the election as directors each of the nominees named in this Circular;

•                  FOR the re-appointment of PricewaterhouseCoopers LLP as auditor and authorizing the directors to fix the auditor’s remuneration;

•                  FOR the reduction of the legal stated capital; and

•                  FOR the amendment of the Corporation’s stock option plan.

You have the right to appoint someone else (who need not be a shareholder) as your proxyholder; however, if you do, that person must vote your shares in person on your behalf at the Meeting. To appoint someone else your proxyholder, insert the person’s name in the blank space provided on the form of proxy or complete, sign, date and submit another proper form of proxy naming that person as your proxyholder.

If you choose to vote by proxy, you are giving the person (referred as a “proxyholder”) or people named on your form of proxy the authority to vote your shares on your behalf at the Meeting.

You may indicate on the form of proxy how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you. If you do not specify on the form of proxy how you want your shares to be voted, your proxyholder will have the discretion to vote your shares as they see fit.

The form of proxy accompanying this Circular gives the proxyholder discretion with respect to any amendments or changes to matters described in the Notice of Annual Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Circular, the Company is not aware of any amendments, changes or other matters to be addressed at the Meeting.

Voting in Person

If you attend in person, you do not need to complete or return your form of proxy. When you arrive at the Meeting, a Computershare representative will register your attendance before you enter the Meeting.

If you vote in person at the Meeting and had previously completed and returned your form of proxy, your proxy will be automatically revoked and any votes you cast at the Meeting will count.

Revoking a Vote Made by Proxy

You have the right to revoke a proxy as to any matter on which a vote has not already been cast pursuant to its authority by one of the following methods:

•                  Vote again by phone or internet not later than the deadline described above under “How to Vote — Registered Shareholders — Submitting Votes by Proxy”;

•                  Deliver another completed and signed form of proxy, dated later than the first form of proxy, by mail or fax such that it is received by Computershare not later than the deadline described above under “How to Vote — Registered Shareholders — Submitting Votes by Proxy”;

•                  Personally attend the Meeting and vote your shares; or

•                  In any other manner permitted by law.

How to Vote — Non-Registered Shareholders

If you are a non-registered shareholder and Computershare has sent these materials directly to you on behalf of Cipher, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials directly to you, Cipher (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Submitting Voting Instructions

There are four ways to submit your vote by Voting Instruction Form:

(                                  phone

8                                    internet

+                                 mail

Ê                                   fax

in accordance with the instructions on the Voting Instruction Form.

If you are a non-registered shareholder and have received a Voting Instruction Form from Computershare, you must complete and submit your vote by phone, internet, mail or fax, in accordance with the instructions on the

Voting Instruction Form. On receipt of a properly completed and submitted form, a legal form of proxy will be submitted on your behalf.

You must ensure your completed, signed and dated Voting Instruction Form or your phone or internet vote is received by Computershare not later than 5:00 p.m. (Toronto time) on May 1, 2013 or, if the Meeting is adjourned or postponed, not less than 24 hours, excluding Saturdays, Sundays and statutory holidays in Toronto, Ontario, preceding the time of such adjourned or postponed Meeting. If a Voting Instruction Form submitted by mail or fax is not dated, it will be deemed to bear the date on which it was sent to you.

If you are a non-registered shareholder and have received a Voting Instruction Form from Broadridge, please complete and submit your vote by phone, internet or mail in accordance with the instructions provided to you on the form prior to the deadline specified by Broadridge. Voting by fax is not available in this instance.

In some cases, you may have received a form of proxy instead of a Voting Instruction Form, even though you are a non-registered shareholder. Such a form of proxy will likely be stamped by the securities dealer, broker, bank, trust company or other nominee or intermediary holding your shares and be restricted as to the number of shares to which it relates. In this case, you must complete the form of proxy and submit it to Computershare as described above under “How to Vote — Registered Shareholders — Submitting Votes by Proxy”.

Voting in Person

If you have received a Voting Instruction Form and wish to attend the Meeting in person or have someone else (who need not be a shareholder) attend on your behalf, you must complete, sign and return the Voting Instruction Form in accordance with the instructions on the form in that regard. Unless prohibited by law, the person you designate to attend the Meeting will have full authority to present matters to the Meeting and vote all matters presented at the Meeting, even if those matters are not set out in the Voting Instruction Form or this Information Circular. You, or such other designated person if applicable, must then vote your shares in person at the Meeting.

If you have received a form of proxy instead of a Voting Instruction Form and wish to attend the Meeting in person or have someone else attend on your behalf, you must insert your name, or the name of the person you wish to attend on your behalf, in the blank space provided on the form of proxy. You must ensure that your completed and signed proxy form is received by Computershare not later than 5:00 p.m. (Toronto time) on May 1, 2013 or, if the Meeting is adjourned or postponed, not less than 24 hours, excluding Saturdays, Sunday and statutory holidays, in Toronto, Ontario, preceding the time of such adjourned or postponed Meeting. You, or such other designated person if applicable, must then vote your shares in person at the Meeting.

When you or your designated person arrive at the Meeting, a Computershare representative will register such attendance before you or your designated person enter the Meeting.

Revoking a Voting Instruction Form or Proxy

If you wish to revoke a Voting Instruction Form or a form of proxy as to any matter on which a vote has not already been cast pursuant to its authority and you received your Voting Instruction Form from Computershare, you may vote again by phone or internet, or by delivering another completed and signed Voting Instruction Form dated later than the first Voting Instruction Form by mail or fax to Computershare, not later in any case than the deadline described above under “How to Vote — Non-Registered Shareholders — Submitting Voting Instructions”. If you received your Voting Instruction Form from Broadridge, and voted by phone or internet, you may vote again by phone or internet prior to the deadline specified by Broadridge. If you received your Voting Instruction Form from Broadridge and voted by mail, please contact your account service provider at your intermediary for instructions should you wish to revoke your Voting Instruction Form. If you received a form of proxy from your securities dealer, broker, bank, trust company or other nominee or intermediary, please refer to “How to Vote — Registered Shareholders — Revoking a Vote Made by Proxy” above. In any case you must comply with any applicable requirements relating to the revocation of votes made by Voting Instruction Form or proxy.

RECORD DATE

The Board has fixed the close of business on March 18, 2013 as the record date (the “Record Date”) for the Meeting.  Only holders of record of common shares at the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at March 29, 2013, there were issued and outstanding 24,445,828 common shares.  Holders of common shares as at the time of taking any vote on the date of the Meeting are entitled to cast one vote per common share held by them on each matter to be acted on at the Meeting.

The following table sets forth information with respect to the only shareholders known to the directors or officers of the Corporation to own beneficially, or exercise control or direction over, directly or indirectly, more than ten percent of the issued and outstanding common shares of the Corporation (the “common shares”), as at March 29, 2013:

	Number of Shares		Percentage of Common Shares
Dr. John D. Mull	9,622,299	(1)	39.4%
Corriente Master Fund, LP	4,807,100		19.7%

(1)         9,349,150 of these shares are held by 1207407 Ontario Limited, all of the securities of which are held by Dr. Mull.

The Corporation has been advised that 1207407 Ontario Limited and Dr. John D. Mull intend to vote their common shares for the election of the management nominees named in this Circular as directors of the Corporation, for the re-appointment of PricewaterhouseCoopers LLP as auditor and to authorize the directors to fix the auditor’s remuneration, for the reduction of legal stated capital and for the amendment of the Corporation’s stock option plan.

MATTERS TO BE CONSIDERED AT THE MEETING

Financial Statements and Auditor’s Report

Management, on behalf of the Board of Directors of the Corporation (the “Board”), will submit to the shareholders at the Meeting the Financial Statements of the Corporation for the fiscal year ended December 31, 2012 and the Auditor’s Report thereon, but no vote by the shareholders with respect thereto is required or proposed to be taken.  The Financial Statements and Auditor’s Report are included in the Corporation’s 2012 Annual Report.

Election of Directors

Under the Articles of Incorporation of the Corporation, the Board is to consist of a minimum of one and a maximum of ten directors.  The directors are authorized to determine from time to time, by resolution, the number of directors of the Corporation and the number of directors to be elected at the annual meeting of the shareholders of the Corporation, such number being within the minimum and maximum numbers provided for in the Corporation’s articles.  The number of directors currently is set at seven.  The term of office of each director expires at the time of the Meeting unless successors are not elected, in which case the directors remain in office until their successors are elected or appointed in accordance with applicable law and the Corporation’s by-laws.

Management proposes to nominate, and the persons named in the accompanying form of proxy, in the absence of specifications or instructions to withhold from voting on the proxy, will vote for the election of the seven persons whose names are set forth below, all of whom are now and have been directors for the periods indicated, but will not vote for a greater number of persons than the number of nominees named in the form of proxy.  Management does not contemplate that any of the nominees will be unable to serve as a director.  If, as a result of circumstances not now contemplated, any nominee is unavailable to serve as a director, the proxy will be voted for the election of such other person or persons as management may select.  Each director elected will hold office until the next annual meeting of shareholders of the Corporation, or until his/her respective successor is elected or appointed in accordance with applicable law and the Corporation’s by-laws.

The Board has adopted a policy regarding majority voting in the election of directors. For details regarding this policy see “Majority Voting in Director Elections” in Exhibit “A” hereto.

The following table sets forth information with respect to each of the seven management nominees for director, including the number of common shares of the Corporation, beneficially owned, directly or indirectly, or over which control or direction is exercised by each such nominee, as at March 29, 2013:

Name and Province or State of Residence of Nominee	Director Since	Other Positions and Offices Presently Held With Corporation	Principal Occupation	Cipher Common Shares

William C. Garriock (1) Ontario, Canada	Feb. 23, 2004	Chair	Professional company director. President, Garry Oaks Advisors	19,896

Dr. John D. Mull Ontario, Canada	Jan. 9, 2004	—	Retired. Former Chair of Cipher and former Chair of CML Healthcare Income Fund	9,622,299	(2)

Gerald P. McDole(3) Ontario, Canada	Feb. 23, 2004	—	Retired. Former President and Chief Executive Officer of AstraZeneca Canada Inc.’s pharmaceutical operations	43,943

Stephen R. Wiseman (4) Ontario, Canada	Aug. 3, 2005	—	Retired. Former Chair of CML HealthCare Inc. and former Partner of Taylor Leibow LLP	5,100

Dr. Stefan Aigner (5) Pennsylvania, U.S.A.	Dec. 6, 2007	—	CEO, Inspirion Delivery Technologies, LLC	38,095

Dr. William D. Claypool (6) Pennsylvania, U.S.A.	Nov. 3, 2009	—	President & COO, Hsiri Therapeutics, LLC	124,732

Larry Andrews Ontario, Canada	May 4, 2012	President and Chief Executive Officer	President and Chief Executive Officer of the Corporation	87,924

(1)         Mr. Garriock is the Chair of the Board and the Chair of the Nominating and Governance Committee and is a member of the Audit Committee and the Compensation Committee.

(2)        An associate of Dr. Mull owns and controls an additional 1,600 common shares.

(3)         Mr. McDole is the Chair of the Compensation Committee and a member of the Audit Committee and the Nominating and Governance Committee.

(4)         Mr. Wiseman is the Chair of the Audit Committee and a member of the Nominating and Governance Committee and the Compensation Committee.

(5)         Dr. Aigner is a member of the Audit Committee, the Nominating and Governance Committee and the Compensation Committee.

(6)         Dr. Claypool is a member of the Audit Committee, the Nominating and Governance Committee and the Compensation Committee.

The following are brief biographies of each of the nominees for director:

William C. Garriock: Mr. Garriock is a professional company director and the retired Chair and former President of MDS SCIEX, the analytical instrument division of MDS Inc.  From 1993 to 1994, Mr. Garriock was Vice President and Managing Partner of MDS Health Ventures Inc., following eighteen years as President and CEO of Miles Canada Inc. (now Bayer Canada Inc.), a pharmaceutical, diagnostics and consumer products company.  Mr. Garriock is a graduate of the University of British Columbia and obtained his MBA from Northwestern University, Kellogg School of Business.  Mr. Garriock is Cipher’s Chairman of the Board of Directors as well as the Chair of the Nominating and Governance Committee.

Dr. John D. Mull: Dr. Mull was the founder of CML HealthCare Inc. and is a member of the College of Physicians and Surgeons of Ontario.  Dr. Mull is a 1957 graduate of the Faculty of Medicine, University of Toronto.  He completed his training in Anatomic and Clinical Pathology at the University of Michigan, and is certified in Pathology by the Royal College of Physicians and Surgeons and in Anatomic and Clinical Pathology by the American College of Physicians and Surgeons.  Dr. Mull engaged in research which led to the publication of 15 papers in various medical journals.  He returned to Canada in 1965 where he obtained his FRCP(C) in pathology and joined the staff at Norfolk General Hospital (Simcoe), West Haldimand Hospital (Hagersville) and the Tillsonburg District Memorial Hospital.

Gerald P. McDole: Mr. McDole retired as President and CEO of AstraZeneca Canada Inc.’s pharmaceutical operations at the end of 2003. He was previously President and CEO of Astra Pharma Inc., and led the merger with Zeneca Pharma Inc.  He currently serves as a director of Medicure Inc. and Paladin Labs Inc. and is Chairman of the Board of Sampling Technologies Inc., a privately-held medical information technologies company.  Mr. McDole holds a BSc. and a certificate of Business Management from the University of Manitoba, an MBA from Simon Fraser University, and a business administration diploma from the University of Toronto. Mr. McDole serves as Chairman of Cipher’s Compensation Committee.

Stephen R. Wiseman: Mr. Wiseman was Chair of the Board of CML HealthCare Inc. until March 3, 2011 and is currently a director of CML.  He was previously a partner of Taylor Leibow LLP, the largest independent accounting firm in the greater Hamilton and Burlington region and he continues to serve as an advisor and consultant with the firm.  Mr. Wiseman is a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of Ontario.  In addition, he holds a CMA designation from the Society of Management Accountants of Ontario and a CFE designation from the Association of Certified Fraud Examiners.  Prior to joining Taylor Leibow in 1976, Mr. Wiseman held academic positions at McMaster University, University of Saskatchewan and University of Ottawa.  He earned his MBA from McMaster University and Bachelor of Commerce and Master of Arts (Economics) degrees from the University of Ottawa.  Mr. Wiseman serves as Chairman of Cipher’s Audit Committee.

Dr. Stefan Aigner, MD, CFA: Dr. Aigner is a founder of Inspirion Pharmaceuticals, LLC, a company formed in 2006 to pursue opportunities in the specialty pharmaceutical industry and Inspirion Delivery Technologies, LLC, a company formed in 2008 to pursue abuse deterrent product development, and has been principally occupied in that role since May 2008.  From 2006 until 2008 Dr. Aigner was the Executive Vice-President, Corporate and Business Development at Alpharma, Inc. (“Alpharma”) a global specialty pharmaceutical company.  Before joining Alpharma, Dr. Aigner was co-founder and Executive Vice President of Business Development and Medical Affairs for Reliant Pharmaceuticals, Inc. (“Reliant”) a pharmaceutical company that specializes in the development, commercialization and marketing of prescription therapeutic products.  Dr. Aigner served at Reliant from 1999 to 2006.  During his tenure at Reliant, Dr. Aigner led the company through multiple acquisitions and significant in-licensing transactions and was responsible for building the company’s cardiovascular portfolio through partnerships with leading U.S. and European companies.  Prior to working at Reliant, Dr. Aigner was a consultant with healthcare consulting firm The Wilkerson Group from 1996 to 1999.  Dr. Aigner graduated summa cum laude with a degree in medicine from the University of Erlangen, Nuremberg, Germany.

Dr. William Claypool: Since January of 2012, Dr. Claypool has been the President and Chief Operating Officer of Hsiri Therapeutics, LLC, a development stage pharmaceutical company focused on antibiotic drugs. Prior to that, he was a Senior Partner at Pennmark Associates, LLC, a pharmaceutical development consulting firm, he co-founded in October 2008. He was President of Phoenix Data Systems, Inc., a wholly owned subsidiary of BioClinica, Inc., from March 2008 until September of 2008.  Before that, Dr. Claypool served as President, Chief Executive Officer and Chair of Phoenix Data Systems, Inc. from January 2001 until its sale in March 2008. From January 2001 until June 2001, he served as President and Chief Executive Officer of The GI Company. From 1991 to 2001 Dr. Claypool held a number of senior management positions with SmithKline Beecham Pharmaceuticals, including Senior Vice President and Director of Worldwide Clinical Development and Medical Affairs. Dr. Claypool has served as a director of ViroPharma since December 2003 and he serves on their compensation committee. He was a director at Morphotek prior to its sale to Eisai Pharmaceuticals. He was also a board member of 3 Dimensional Pharmaceuticals prior to its sale to Johnson & Johnson. Dr. Claypool received his medical degree from the University of Connecticut School of Medicine and completed his residency and fellowship at the Hospital of the University of Pennsylvania.

Larry Andrews: Mr. Andrews is the President and Chief Executive Officer of the Corporation.  He is an accomplished senior executive with more than 30 years of experience in the pharmaceutical industry.  Mr. Andrews joined the Corporation in September, 2004.  He is the former President of AltiMed Pharmaceuticals and also the past founder and President of the Health Alliance Group.  Mr. Andrews has played a lead role in the licensing for more than 25 compounds in the Canadian pharmaceutical market and has marketed both innovative and generic products.  His career includes senior management assignments with Eli Lilly, Syntex Pharmaceuticals, and Hoffmann-La Roche.  He received his Honours B.Sc. degree from Memorial University before joining the pharmaceutical industry.

There are no contracts, arrangements or understandings between any management nominee and any other person (other than the directors and officers of the Corporation acting solely in such capacity) pursuant to which the nominee has been or is to be elected as a director.

The current directors and officers of the Corporation as a group (nine persons) owned beneficially or exercised control or direction over 10,025,803 common shares, or approximately 41.0%, of the common shares, as at March 29, 2013.  See also “Voting Securities and Principal Holders of Voting Securities”.

Re-Appointment of Auditor

At the Meeting, the shareholders will be asked to re-appoint PricewaterhouseCoopers LLP as the auditor of the Corporation until the next annual meeting of shareholders, based on the recommendation of the Audit Committee and the Board, and to authorize the directors to fix the remuneration of the auditor. PricewaterhouseCoopers LLP has been the auditor of the Corporation since the Corporation became a public company in February 2004.  The persons named in the accompanying form of proxy, in the absence of specifications or instructions to withhold from voting on the form of proxy, will vote for the re-appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation and to authorize the directors to fix the remuneration of the auditor. Representatives of PricewaterhouseCoopers LLP are expected to attend the Meeting.

Reduction of Stated Capital

At the Meeting, holders of common shares will be asked to consider and, if deemed advisable, to approve by way of special resolution, the reduction of the legal stated capital account in respect of the common shares by the amount of the deficit of the Corporation as at December 31, 2012, being $71,160,143, without any distribution to shareholders, and to reclassify the Shareholders’ Equity portion of the Corporation’s balance sheet to reflect the reduction in the legal stated capital (the “Stated Capital Reduction”).

The Board believes that the Stated Capital Reduction will benefit the Corporation on a go-forward basis by providing more flexibility in managing the Corporation’s capital structure, including the ability to pay dividends on the common shares.  Accordingly, at the Meeting, holders of common shares will be asked to consider and, if deemed appropriate, to approve a special resolution, with or without variation, as follows:

“BE IT RESOLVED as a special resolution that:

1.                                      Cipher Pharmaceuticals Inc. (the “Corporation”) is hereby authorized to reduce the legal stated capital account in respect of the common shares of the Corporation by the amount of the deficit of the Corporation as at December 31, 2012, being $71,160,143, without any distribution to shareholders and to reclassify the Shareholders’ Equity portion of the balance sheet to reflect this reduction in legal stated capital; and

2.                                      Any director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver under the corporate seal of the Corporation or otherwise all such documents and instruments and to do all such other acts and things as in his or her opinion may be necessary or desirable to give full effect to this special resolution and as may be required under applicable laws.

Pursuant to the provisions of the Business Corporations Act (Ontario), the foregoing resolution must be approved by not less than two-thirds of the votes cast by the holders of common shares at the Meeting, in person or by proxy, on the resolution.

Certain Canadian Federal Income Tax Considerations

This summary is of a general nature only.  It is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and its Regulations, all amendments thereto proposed by the Minister of Finance (Canada) prior to the date hereof, and the Corporation’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (“CRA”).  This summary assumes that any proposed amendments will be enacted as intended, and that legislative, judicial or administrative actions will not modify or change the statements expressed herein.  It does not otherwise take into account or anticipate any changes in laws whether by judicial, governmental or legislative decision or action or any changes in administrative practices of the CRA nor does it take into account provincial or foreign income tax legislation or considerations.  All references to the Tax Act in this summary are restricted to the scope defined in this paragraph.

The Stated Capital Reduction will have no immediate income tax consequences under the Tax Act for a holder of common shares. The Stated Capital Reduction may, however, have an effect in the future if the Corporation is wound up or if the Corporation redeems, cancels or acquires common shares other than acquisitions pursuant to a normal course issuer bid. Generally, under the Tax Act, upon the occurrence of such transactions a holder of common shares will be deemed to have received a dividend to the extent that the amount paid or distributed exceeds the legal stated capital of the common shares.  Shareholders may wish to consult their own tax advisors with respect to the Stated Capital Reduction. This summary is not intended to be, nor should it be construed as, legal or tax advice to shareholders.

The Board recommends that holders of common shares vote in favour of the Stated Capital Reduction. The persons named in the accompanying form of proxy will vote in favour of the special resolution in the absence of specifications or instructions to vote against the special resolution on the proxy.

Amendment of Stock Option Plan

At the meeting, holders of common shares will be asked to consider and, if deemed advisable, to approve by way of ordinary resolution, an amendment of the stock option plan of the Corporation dated February 23, 2004 as amended on April 17, 2007 and April 22, 2010 (the “Stock Option Plan”) with respect to increasing the number of common shares issuable pursuant to options under the Stock Option Plan (the “Proposed Amendment”).

The form of the Proposed Amendment has been pre-cleared with by the Toronto Stock Exchange. The purpose of the Proposed Amendment will be to allow the Corporation more flexibility in attracting and retaining senior executives and other employees. It is proposed that the Stock Option Plan be amended such that the aggregate number of common shares that may be issued pursuant to options under the Stock Option Plan will be increased from 2,405,487 (equal to approximately 10% of the issued and outstanding common shares of the Corporation) to 2,933,177 (equal to approximately 12% of the issued and outstanding common shares of the Corporation)

representing an increase of 527,690 common shares. To pass the resolution approving such change to the Stock Option Plan, a majority vote is required.

Accordingly, at the Meeting, holders of common shares will be asked to consider and, if deemed appropriate, to approve a resolution, with or without variation, as follows:

“BE IT RESOLVED THAT the stock option plan of the Corporation shall be amended as follows:

1.                                      Section 3 shall be deleted and replaced in its entirety with the following:

The shares subject to the Plan shall be Shares. The Shares for which Options are granted shall be authorized but unissued Shares. The aggregate number of Shares which may be issued under the Plan is limited to 2,933,177 Shares subject to increase or decrease by reason of amalgamation, rights offerings, reclassifications, consolidations or subdivisions, as provided in Section 16, or as may otherwise be permitted by applicable law and the TSX. Shares in respect of which Options have been granted but which are not exercised prior to expiry shall be available for subsequent Options.

2.                                      Any director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver under the corporate seal of the Corporation or otherwise all such documents and instruments and to do all such other acts and things as in his or her opinion may be necessary or desirable to give full effect to this special resolution and as may be required under applicable laws.”

As at March 29, 2013, 2,088,466 options to purchase common shares were outstanding and unexercised under the Stock Option Plan.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Corporation’s executive compensation program is designed to provide short and long-term rewards to the Named Executive Officers (as defined herein) that are consistent with individual and corporate performance and their contribution to Cipher’s objectives.  The objectives of the Corporation with respect to compensation of executive officers are to provide compensation levels necessary to attract and retain high quality executives and to motivate key executives to contribute to the interests of the Corporation.  These objectives are to be met by the principal components of the Corporation’s executive compensation program, as set out in greater detail below.

Periodically, the Compensation Committee receives professional advice from external independent compensation experts with respect to the compensation levels for the Corporation’s executive officers.  Cipher’s compensation program for executives was reviewed and updated in 2011.  As part of this review, an external consulting firm was retained and the professional fees related to this review were $17,600.  Total compensation of executive officers is established based on prevailing market rates in the industry and/or rates prevailing from time to time to attract executives with particular skills considered necessary by the Corporation.

The total compensation plan for senior executives of the Corporation includes four components: base salary, annual discretionary cash bonus, annual benefits and a long-term component based on stock options.

Base Salary

Base salary is reflective of responsibilities and annual increases should, at a minimum, reflect inflationary pressures and changes in duties.  At the date of hire, base salary is determined using a number of factors including industry comparators and relevant experience and is set out in the employment agreement.  Annual increases are determined based upon reference to data on compensation levels of executives in comparable companies (i.e. public companies in the drug development/biotech/health care sector) as well as the annual performance evaluation and underlying economic circumstances.  The Compensation Committee recommends the annual base salary increases for the Chief Executive Officer and the direct reports of the Chief Executive Officer to the Board for approval.

Annual Incentive Plans and Benefits

Cash bonuses are awarded to recognize the achievement of annual corporate objectives and to recognize contributions that enhance the intrinsic value of the Corporation.  Benefits commensurate with those paid to senior officers of companies of similar size and scope to Cipher are paid to Cipher’s executive officers.

The annual incentive plan is a cash performance plan under which a payment is made to executives following the end of the Corporation’s fiscal year, based on the achievement of established corporate and individual goals.  For the Chief Executive Officer, only corporate goals are considered in the determination of incentive plan achievement.  The annual objectives of the Corporation are presented to the Compensation Committee early in the fiscal year and regular updates are provided to the Compensation Committee by the Chief Executive Officer during the year.  Following the completion of the fiscal year, the Chief Executive Officer presents an evaluation of corporate performance versus objectives to the Compensation Committee.  The Chief Executive Officer also presents the recommended incentive plan payments for each of his direct reports to the Compensation Committee, including their achievement of individual objectives.  The Board, on recommendation from the Compensation Committee, has final approval of the amounts paid to the Chief Executive Officer and his direct reports under the annual incentive plan.

In 2012, corporate objectives related to three areas; firstly, U.S. Food and Drug Administration (“FDA”) approval of CIP-ISOTRETINOIN; secondly, portfolio expansion initiatives and; thirdly, objectives related to existing products.  Respectively, these comprised 40%, 40% and 20% of potential bonus achievement levels.  In the area of existing product objectives, the focus was on continuity of supply, licensing out product rights in new jurisdictions and the development of a plan for Canadian commercial expansion. Personal objectives for the two executive direct reports of the Chief Executive Officer are aligned with the corporate objectives and include departmental objectives for each of their areas of responsibility.

Stock Options

The long-term component of compensation for executive officers, including the Chief Executive Officer, is based on stock options.  This component of compensation is intended to reinforce management’s commitment to long term improvements in Cipher’s performance and shareholder value.  The stock option plan includes initial option grants upon hire and executives are eligible for an annual award of stock options.  An initial grant of options occurs at the initial hire date for each executive which is proportionate to annual base salary.  Thereafter, options may be granted on an annual basis based upon guidelines set by the Compensation Committee.  The Chief Executive Officer recommends the amount of annual options grants for each of his direct reports which are then presented to the Compensation Committee for review.  The Compensation Committee will then, after making any revisions they deem necessary, recommend the annual option grants to the Board for approval.  The annual option grant for the Chief Executive Officer is determined by the Compensation Committee based upon pre-determined guidelines.  Annual option awards are made during the first quarter of the fiscal year following the completion of the annual audit and the determination of financial performance for the preceding year.  The amount of options previously granted to an executive is not a factor in determining the amount of the annual option award.

Compensation of the Chief Executive Officer

The total compensation package available for the Chief Executive Officer of Cipher includes a base salary, a discretionary bonus component, benefits and a long-term component based on stock options.  Compensation is based upon the factors outlined above, including a comparison with compensation of senior officers of companies of similar size and scope to Cipher and the performance of Cipher.

Risk Management

The Compensation Committee reviews the performance objectives associated with annual incentive plans to ensure that they do not result in any undue risks for the Corporation.  The balance between short and long term objectives is taken into account by the Corporation in the design of compensation plans and in the annual evaluation of the achievement of objectives when deciding on the amounts of annual incentive awards.  The Corporation has not implemented any claw-back arrangements related to the executive compensation programs.

Compensation policies and practices and the design of the Corporation’s incentive plans for executives take into account risk elements, including the following:  (i) incentive plan awards do not vary significantly from the overall compensation structure of the Corporation; and (ii) incentive plans are designed so they do not provide for rewards for the accomplishment of tasks while the risk to the Corporation extends over a significantly longer period of time.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in common shares of the Corporation on January 1, 2008 with the cumulative return of the S&P/TSX Composite Index and the S&P/TSX Capped Health Care Index for the five most recently completed fiscal years.

Cumulative Total Return

Value of $100 Invested on January 1, 2008

The total cumulative shareholder return from January 1, 2008 to December 31, 2012 for $100 invested in common shares of the Corporation was $177.78, compared to negative $10.12 for the S&P/TSX Composite Index over the same period and $59.27 for the S&P/TSX Capped Health Care Index over the same period.  The shareholder return for the Corporation pictured in the above graph generally follows the same pattern as the two comparator indexes prior to 2012. In 2012, in conjunction with the FDA approval of CIP-ISOTRETINOIN in Q2 2012, followed by the U.S. launch of the product in Q4 2012, as well as strong financial performance throughout the year, the stock price showed a substantial improvement.  Over the course of 2012 the share price increased from $0.64 to a high of $2.50 at year end. The Corporation was the second best performer on the TSX by percentage share price increase for the year and the number one performer in the TSX health care sector.

The trend in executive compensation over the five-year period shows the following:

•                  Increases in base salary have been in line with cost-of-living increases during the period.  The Corporation’s goal is to remunerate executives at the 50th percentile level based on a comparison group of biotech and specialty pharmaceutical companies of comparable size and market capitalization.  All of the three Named Executive Officers have been with the Corporation for the full five-year period.

•                  Bonuses awarded in the five year period have reflected the degree of achievement of the Corporation’s objectives during the period.

The primary factors considered by the Board in reviewing executive compensation are described in the Compensation Discussion and Analysis section of this document.  Annual base salary increases are determined based upon comparison to data on compensation levels of executives in comparable companies.  The cash bonus element of the annual incentive plan is based on the degree of achievement of annual corporate objectives and to recognize contributions that enhance the intrinsic value of the Corporation.

Summary Compensation Table

The following table sets forth a summary of all compensation earned during the last three financial years for the President and Chief Executive Officer, the Chief Financial Officer and the one additional executive officer of the Corporation whose total compensation exceeded $150,000 for 2012 (collectively the “Named Executive Officers”).

					Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Option- based Awards ($)(1)	Annual Incentive Plans(2)	Long- term Incentive Plans	Pension Value ($)	All Other Compensation ($)(3)	Total Compensation ($)
Larry Andrews, President and Chief Executive Officer	2012	375,600	Nil	82,400	177,495	Nil	Nil	12,270	647,765
	2011	370,100	Nil	80,800	130,553	Nil	Nil	11,103	592,556
	2010	360,000	Nil	114,400	107,100	Nil	Nil	10,800	592,300

Norman Evans, Chief Financial Officer and Secretary	2012	227,650	Nil	30,900	81,271	Nil	Nil	6,830	346,651
	2011	216,600	Nil	30,300	54,323	Nil	Nil	6,498	307,721
	2010	207,050	Nil	42,900	44,412	Nil	Nil	6,212	300,574

Jason Gross, Vice President, Scientific Affairs	2012	246,300	Nil	30,900	90,257	Nil	Nil	7,390	374,847
	2011	239,100	Nil	30,300	59,966	Nil	Nil	7,173	336,539
	2010	231,240	Nil	42,900	49,601	Nil	Nil	6,937	330,678

(1)         The options granted vest over a four year period and expire after ten years.  The grants for 2012 were made on February 24, 2012 and the dollar value is based upon the share price of $1.20 and a Black-Scholes factor of 1.03.  The grants for 2011 were made on March 11, 2011 and the dollar value is based upon the share price of $1.16 and a Black-Scholes factor of 1.01.  The grants for 2010 were made on February 19, 2010 and the dollar value is based upon the share price of $1.60 and a Black-Scholes factor of 1.43.

(2)         The value represents the annual discretionary bonus paid to the Named Executive Officers for the associated fiscal year.  The bonus is paid in the first quarter of the subsequent year, following review and approval by the board of directors.

(3)         Perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for the Named Executive Officer. The value represents the amount paid by the Corporation into retirement savings plans on behalf of each Named Executive Officer.  Under the terms of these plans, the Corporation matches the contribution of the executive up to a maximum of 3% of base salary.

Executive Employment Agreements

Larry Andrews has a written employment agreement with the Corporation.  The agreement provides for a base salary of $375,600 per year, as at December 31, 2012, and an annual performance bonus, with targets to be set annually by the Board.  The agreement has an indefinite term, but may be terminated by the Corporation at any time, for cause or without cause.  In the event Mr. Andrews is terminated without cause, the agreement provides for a severance payment equal to Mr. Andrews’ Compensation (defined in the employment agreement as Mr.  Andrews’ base salary from that year, plus the average of the performance bonuses paid or payable to Mr. Andrews for the two previous fiscal years) plus an amount equal to one-twelfth of Mr. Andrews’ Compensation, multiplied by the number of completed years of employment (to a maximum of twelve years) by Mr. Andrews with the Corporation since his initial hire date of September 1, 2004. The agreement also provides for enhanced severance benefits in the event of a change of control event for the Corporation, to a maximum of an additional six months. Additionally, Mr. Andrews is bound by certain restrictive covenants, including a covenant not to compete for a period of 12 months in Canada or the U.S.

Dr. Jason Gross has a written employment agreement with the Corporation.  The agreement provides for a base salary of $246,300 per year, as at December 31, 2012, and an annual performance bonus, with targets to be set annually by the Board.  The agreement has an indefinite term, but may be terminated by the Corporation at any time, for cause or without cause.  In the event Dr. Gross is terminated without cause, the agreement provides for a severance payment equal to one half of Dr. Gross’ Compensation (defined in the employment agreement as Dr. Gross’ base salary from that year, plus the average of the performance bonuses paid or payable to Mr. Gross for the two previous fiscal years) plus an amount equal to one-twelfth of Dr. Gross’ Compensation, multiplied by the number of completed years of employment (to a maximum of six years) by Dr. Gross with the Corporation since his initial hire date of June 16, 2006. The agreement also provides for enhanced severance benefits in the event of a change of control event for the Corporation, to a maximum of an additional six months. Additionally, Dr. Gross is bound by certain restrictive covenants, including a covenant not to compete for a period of 12 months in Canada or the U.S.

Norman Evans has a written employment agreement with the Corporation.  The agreement provides for a base salary of $227,650 per year, as at December 31, 2012, and an annual performance bonus, with targets to be set annually by the Board.  The agreement has an indefinite term, but may be terminated by the Corporation at any time, for cause or without cause. In the event Mr. Evans is terminated without cause, the agreement provides for a severance payment equal to one half of Mr. Evans’ Compensation (defined in the employment agreement as Mr. Evans’ base salary from that year, plus the average of the performance bonuses paid or payable to Mr. Evans for the two previous fiscal years) plus an amount equal to one-twelfth of Mr. Evans’ Compensation, multiplied by the number of completed years of employment (to a maximum of six years) by Mr. Evans with the Corporation since his initial hire date of March 1, 2007.  The agreement also provides for enhanced severance benefits in the event of a change of control event for the Corporation, to a maximum of an additional six months.  Additionally, Mr. Evans is bound by certain restrictive covenants, including a covenant not to compete for a period of 12 months in Canada or the U.S.

Incentive Plan Awards

Outstanding Option-Based Awards

The following table sets forth the details of all outstanding option-based awards for the Named Executive Officers at December 31, 2012:

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-Money Options ($)
Larry Andrews	125,000	2.35	Sept. 17, 2014	18,750
	100,000	4.12	Mar. 23, 2016	Nil
	40,000	3.90	Mar. 9, 2017	Nil
	80,000	1.05	Feb. 28, 2018	116,000
	75,000	0.61	Feb. 20, 2019	141,750
	80,000	1.60	Feb. 19, 2020	72,000
	80,000	1.16	Mar. 11, 2021	107,200
	80,000	1.20	Feb. 24, 2022	104,000

Norman Evans	175,000	3.90	Mar. 9, 2017	Nil
	30,000	1.05	Feb. 28, 2018	43,500
	37,500	0.61	Feb. 20, 2019	70,875
	30,000	1.60	Feb. 19, 2020	27,000
	30,000	1.16	Mar. 11, 2021	40,200
	30,000	1.20	Feb. 24, 2022	39,000

Jason Gross	180,000	4.00	June 28, 2016	Nil
	30,000	1.05	Feb. 28, 2018	43,500
	37,500	0.61	Feb. 20, 2019	70,875
	30,000	1.60	Feb. 19, 2020	27,000
	30,000	1.16	Mar. 11, 2021	40,200
	30,000	1.20	Feb. 24, 2022	39,000

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value of option-based awards that vested and the value of non-equity incentive plans for the year ended December 31, 2012:

Name	Option-Based Awards — Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation — Value Earned During the Year ($)
Larry Andrews	21,150	177,495
Norman Evans	7,931	81,271
Jason Gross	7,931	90,257

Description of the Stock Option Plan

The Stock Option Plan provides that the Board may, from time to time, at its discretion, grant to directors, officers, employees and certain other service providers of the Corporation (a “Participant”), in connection with their employment or position, options to purchase common shares.  The aggregate number of common shares which may be issued under the Stock Option Plan is currently limited to 2,405,487 common shares, which is equal to approximately 10% of the total current issued and outstanding common shares of the Corporation, subject to increase or decrease in certain circumstances. At the Meeting, holders of common shares will be asked to consider and, if deemed appropriate, to approve a resolution increasing the number of common shares which may be issued under the Stock Option Plan from 2,405,487 common shares to 2,933,177 common shares, which is equal to approximately 12% of the total current issued and outstanding common shares of the Corporation, representing an increase of 527,690 common shares.  See “Matters to be considered at the Meeting — Amendment of Stock Option Plan” section.  The purchase price for any optioned common shares is fixed by the Board, which purchase price will not be less than the fair market value of a common share on the date the option is granted.

The aggregate number of common shares reserved for issuance pursuant to options granted under the Stock Option Plan and options or other entitlements granted under any other share compensation arrangement of the Corporation to any Participant under the Stock Option Plan cannot exceed 5% of the aggregate number of common shares outstanding (on a non-diluted basis) on the date of grant.

The aggregate number of common shares reserved for issuance pursuant to options granted under the Stock Option Plan and options or other entitlements granted under any other share compensation arrangement of the Corporation to insiders, as such term is defined in the Securities Act (Ontario), or any Associates of such persons, cannot exceed 10% of the aggregate number of common shares outstanding (on a non-diluted basis) on the date of grant.  Within any one-year period, the aggregate number of common shares issued to insiders pursuant to options granted under the Stock Option Plan or options or other entitlements granted under any other share compensation arrangement cannot exceed 10% of the aggregate number of common shares outstanding (on a non-diluted basis) on the date of grant and the number of common shares issued to any one insider, and his or her associates, cannot exceed 5% of the aggregate number of common shares outstanding (on a non-diluted basis) on the date of grant.

Options granted under the Stock Option Plan have a maximum term of 10 years from the date of grant.  Options will become available for purchase by a Participant on a date or dates to be determined by the Board on the date of grant.  Vested options may be exercised by a Participant either by (a) the purchase of any number of whole common shares which are then available for purchase, provided that no partial exercise may be for less than 100 whole common shares, at the exercise price specified for such option, or (b) the receipt, without payment by a Participant, of an amount per option equal to the difference between the exercise price of the option and the “market price” of the common shares (the “Growth Amount”), which Growth Amount will be payable by the issuance by the Corporation to the Participant of that number of common shares calculated by dividing the Growth Amount by the “market price” of the common shares.  For the purposes of the Stock Option Plan, “market price” means the weighted average of the trading prices of the common shares on the TSX on each of the 20 trading days immediately preceding the date of such determination.

In the event (a) an offer is made to purchase outstanding voting shares of the Corporation and if accepted by a sufficient number of holders of such shares to constitute the offeror being entitled to exercise more than 50% of the voting rights attached to the outstanding voting shares of the Corporation (provided that prior to the offer, the offeror was not entitled to exercise more than 50% of the voting rights attached to the outstanding voting shares) or (b) if there is a consolidation, merger or amalgamation of the Corporation with or into any other corporation whereby the voting shareholders of the Corporation immediately prior to the consolidation, merger or amalgamation receive less than 50% of the voting rights attaching to the voting shares of the consolidated, merged or amalgamated corporation, including a sale whereby all or substantially all of the Corporation’s undertakings and assets become the property of any other corporation, then a Participant will be entitled to exercise his or her options with respect to all of the common shares subject to the options and not yet purchased thereunder.  In addition, if an offer is made to purchase 50% or more of the outstanding voting shares of the Corporation, a Participant will be entitled to exercise his or her options with respect to all of the common shares subject to the options and not yet purchased thereunder and tender such common shares into such offer, conditional upon the take-up of common shares under such offer.

Options may not be transferred, assigned or otherwise encumbered, unless they are transferred under the succession laws applicable at the time of death of the option holder.

Pension Plan Benefits

The Corporation does not maintain any defined benefit pension plans or defined contribution pension plans.

Termination and Change of Control Benefits

The termination benefits for the Named Executive Officers are set out in the “Executive Employment Agreements” section above. The following are the amounts of severance payments that would have been made to each of the Named Executive Officers in the event of a termination without cause by the Corporation as of December 31, 2012; Larry Andrews $874,000, Norman Evans $275,000 and Jason Gross $325,000 (or $1,136,000, $399,000 and $487,000 respectively in the event of a change of control event).  In addition, a change in control event results in the early vesting of options for the Named Executive Officers, as set out in the “Description of the Stock Option Plan” section.

Compensation Committee

The Compensation Committee is comprised of the following five directors: Gerald McDole (Chair), William Garriock, Stephen Wiseman, Stefan Aigner and William Claypool, all of whom are independent.  The Committee’s responsibilities with respect to compensation matters include: (i) reviewing and making recommendations to the Board with respect to compensation of the Chief Executive Officer and (ii) making recommendations to the Board with respect to non-CEO compensation, incentive compensation plans and equity-based plans.  All of the members of the Compensation Committee are independent directors.

The current members of the Compensation Committee have all been members of the committee since they joined the Board; the length of service for each member is at least three years.  The experience of the members of the committee is summarized in the “Election of Directors” section.  Each member has had significant experience in dealing with compensation matters in companies with a level of complexity at least as great as the Corporation.

Role of Consultants

In 2011, the Compensation Committee retained the services of McDowall Associates to provide independent advice on matters relating to executive compensation and director compensation for 2011 and beyond.  The professional fees for these services in 2011 were $20,600.

The fees paid or payable by the Corporation to compensation consultants for the periods noted below were as follows:

	2012		2011
McDowall Associates
Executive compensation — related fees	$	Nil	$20,600
All other fees	Nil		Nil
Total	$	Nil	$20,600

Director Compensation

Director Compensation Table

The following table presents the details of all compensation provided to directors of the Corporation for the year ended December 31, 2012:

Name	Fees Earned ($)	Option-Based Awards ($)	All Other Compensation ($)	Total ($)
William Garriock	75,000	3,605	Nil	78,605
John Mull	24,000	3,605	Nil	27,605
Gerald McDole	45,000	3,605	Nil	48,605
Stephen Wiseman	48,000	3,605	Nil	51,605
Stefan Aigner	42,000	3,605	Nil	45,605
William Claypool	42,000	3,605	Nil	45,605

The compensation paid to directors of the Corporation is $20,000 per year plus $4,000 per year for serving on a committee and $1,000 for each board of directors and/or committee meeting attended in person or by phone.  In addition to the foregoing, the Corporation pays annual retainers to the audit committee chair and other committee chairs of $6,000 and $3,000, respectively. An annual retainer of $30,000 is paid to the Chair of the Board.  Mr. Andrews is not compensated for serving as a director of the Corporation.

The Corporation reimburses directors for out-of-pocket expenses for attending meetings.  Directors and officers of the Corporation are covered by insurance in respect of liability that may be incurred by them acting in such capacity, unless the liability arises because such director or officer fails to act honestly and in good faith with a view to the best interests of the Corporation.  See “Directors’ and Officers’ Liability Insurance”.

Outstanding Option-Based Awards

The following table sets forth the details of all outstanding option-based awards for the directors of the Corporation at December 31, 2012:

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-Money Options ($)
William Garriock	20,000	4.12	Mar. 23, 2016	Nil
	3,500	1.60	Feb. 19, 2020	3,150
	3,500	1.16	Mar. 11, 2021	4,690
	3,500	1.20	Feb. 24, 2022	4,550

John Mull	20,000	4.12	Mar. 23, 2016	Nil
	68,966	2.90	Sept. 13, 2016	Nil
	3,500	1.60	Feb. 19, 2020	3,150
	3,500	1.16	Mar. 11, 2021	4,690
	3,500	1.20	Feb. 24, 2022	4,550

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-Money Options ($)
Gerald McDole	20,000	4.12	Mar. 23, 2016	Nil
	3,500	1.60	Feb. 19, 2020	3,150
	3,500	1.16	Mar. 11, 2021	4,690
	3,500	1.20	Feb. 24, 2022	4,550

Stephen Wiseman	20,000	4.12	Mar. 23, 2016	Nil
	3,500	1.60	Feb. 19, 2020	3,150
	3,500	1.16	Mar. 11, 2021	4,690
	3,500	1.20	Feb. 24, 2022	4,550

Stefan Aigner	20,000	1.05	Feb. 28, 2018	29,000
	3,500	1.60	Feb. 19, 2020	3,150
	3,500	1.16	Mar. 11, 2021	4,690
	3,500	1.20	Feb. 24, 2022	4,550

William Claypool	20,000	0.55	Nov. 6, 2019	39,000
	3,500	1.16	Mar. 11, 2021	4,690
	3,500	1.20	Feb. 24, 2022	4,550

Hedging

The Corporation does not allow its Named Executive Officers or directors to hedge against declines in the market value of their equity-based compensation or equity securities held by them through the purchase of financial instruments designed to offset such risk.  The prohibition extends to all officers and employees.  Directors, officers and employees are also prohibited from selling securities of the Corporation they do not own (a short sale).

Securities Authorized for Issuance Under Equity Compensation Plans

The Stock Option Plan is a security-based compensation arrangement of the Corporation under which securities are authorized for issuance from treasury.  The following table sets forth the details of the securities authorized for issuance under the Stock Option Plan as at December 31, 2012:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under the Stock Option Plan (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by Shareholders	1,786,466	$2.20	464,944
Equity compensation plans not approved by Shareholders	N/A	N/A	N/A
Total	1,786,466	$2.20	464,944

As at March 29, 2013, 2,088,466 options to purchase common shares were outstanding and unexercised under the Stock Option Plan.

Options to purchase 302,401 common shares have been exercised as at December 31, 2012, and options to purchase an aggregate of 464,944 common shares remain available for grant under the Stock Option Plan.

The Corporation also has in place an Employee and Director Share Purchase Plan (the “Share Purchase Plan”), approved by shareholders in 2011.  Each fiscal year, employees who have been employed by the Corporation for not less than three consecutive months may contribute up to 20% of the aggregate base compensation received by such participant from the Corporation in the previous fiscal year to the Share Purchase Plan.  Participants who are directors of the Corporation may contribute an amount up to (but not exceeding) 100% of the aggregate director fees received by such director in the previous fiscal year.

Pursuant to the Share Purchase Plan, common shares are issued from treasury to the administrative agent on behalf of the participants at the market price, which is defined in the Share Purchase Plan as the volume weighted average trading price of the common shares on the TSX for the five trading days preceding the date on which common shares are issued, less a discount of 15%.  The maximum number of common shares originally available for issuance under the Share Purchase Plan was 1,000,000 in the aggregate.  As at December 31, 2012, 245,016 common shares have been issued under the Share Purchase Plan, leaving an aggregate of 754,984 common shares available for issuance in the future.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Corporation or their respective associates was indebted at any time during fiscal 2012 to the Corporation in connection with the purchase of the Corporation’s securities, excluding routine indebtedness or indebtedness that has been entirely repaid.  There was no indebtedness as at March 29, 2013 to the Corporation, excluding routine indebtedness, owing by present and former officers, directors and employees of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer of the Corporation, or any associate or affiliate thereof, has any material interest, direct or indirect in any transaction since January 1, 2012, or in any proposed transaction which has materially affected or would materially affect Cipher.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation has adopted certain practices and procedures, including the creation of a Nominating and Governance Committee, to ensure that effective corporate governance practices are followed and to ensure that the Board functions independently of management.  Exhibit “A” sets forth the Corporation’s statement of corporate governance practices.  Exhibit “B” sets out the Charter of the Board of Directors of the Corporation.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

Cipher provides insurance for the directors and officers of the Corporation against liability incurred by them in their capacity as directors or officers of the Corporation.  The insurance policy provides coverage to a total limit of $15,000,000 for the protection of the personal liability of the directors and officers and includes insurance to reimburse the Corporation for its indemnity of its directors and officers up to a limit of $10,000,000 per loss.  In addition, the Corporation maintains a Side A policy in the amount of $5,000,000 which is reserved solely for the directors and officers.  Each loss or claim for which the Corporation seeks reimbursement is subject to a $100,000 deductible payable by the Corporation.  The total annual premium for the directors and officers liability policy is $42,825, which is paid in full by the Corporation.

OTHER MATTERS

Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action to the Meeting other than those described in the Notice.  Information stated in this Circular is dated as at March 29, 2013 except where otherwise indicated.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.SEDAR.com and financial information relating to the Corporation is provided in the Corporation’s financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2012.  To request copies of the Corporation’s financial statements and MD&A, security holders may contact the Corporation directly:

Cipher Pharmaceuticals Inc.
5650 Tomken Road, Unit 16
Mississauga, ON  L4W 4P1
Telephone:  905-602-5840
Facsimile:  905-602-0628
Email:  info@cipherpharma.com

CERTIFICATE

The contents of this Circular and the sending thereof to the shareholders has been approved by the Board of Directors.

Dated: March 29, 2013
BY ORDER OF THE BOARD OF DIRECTORS

“Norman Evans” (signed)
Secretary

EXHIBIT “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In general, the Board of Directors of the Corporation (the “Board”) is responsible for the stewardship of the Corporation.  The Board oversees the business and affairs of the Corporation, supervises senior management’s day-to-day conduct of business, establishes or approves overall corporate policies where required and involves itself jointly with management in ensuring the creation of shareholder value and the preservation and protection of the Corporation’s assets as well as in establishing the Corporation’s strategic direction.  The Board acts through regularly scheduled Board meetings, which are held on a quarterly basis, with additional meetings being scheduled when required.  In addition, there is continued communication between senior management and Board members between meetings both on an informal basis and through committee meetings.

To assist in the discharge of its responsibilities, the Board has established an Audit Committee, a Nominating and Governance Committee and a Compensation Committee.  All of the members of the committees are “independent” under Multilateral Instrument 52-110 — Audit Committees and under National Instrument 58-101 — Disclosure of Corporate Governance Practices of the Canadian Securities Administrators.  The committees operate pursuant to written mandates (charters).  Other committees may be established by the Board from time to time as circumstances require.

The Board believes that sound corporate governance practices are in the interest of shareholders and contribute to prudent and effective decision-making. As such, directors of the Corporation are committed to thorough and effective corporate governance arrangements.  The Canadian Securities Administrators established various guidelines, which came into force on June 30, 2005, and which require listed companies to disclose their corporate governance practices on an annual basis with reference to these guidelines.

Since becoming a public company in February, 2004, management of the Corporation has monitored ongoing developments in the area of corporate governance best practices with a view to making appropriate changes to the Corporation’s corporate governance structures and procedures, as described below.

1.                                      Board of Directors

The importance of the independence of the directors from management is fully endorsed by the Corporation.  The Charter of the Board provides that at least a majority of the directors must be “independent” for the purposes of all applicable regulatory requirements.  Mr. Garriock, Dr. Mull, Mr. McDole, Mr. Wiseman, Dr. Aigner and Dr. Claypool have all been determined by the Board to be “independent” as of the date of the Circular.  Mr. Andrews is not considered to be independent by the Board, since he is an officer of the Corporation.  The Audit Committee, the Nominating and Governance Committee and the Compensation Committee are each composed entirely of “independent” directors.

In addition to their roles as directors of the Corporation, the following individuals also hold positions as directors of the following reporting issuers: Mr. McDole is a director of Medicure Inc. and Paladin Labs Inc., Mr. Wiseman is a director of CML HealthCare Inc. and Dr. Claypool is a director of ViroPharma Inc.

The Board may meet independently of management as needed.  The Charter of the Board of Directors provides for in camera sessions of independent directors before, during an adjournment of, or following the conclusion of each meeting of the Board, without any non-independent directors or management being present.

Mr. Garriock, who is an independent director, was appointed Chair of the Board in October 2007.  The Chair provides leadership to directors in discharging their mandate as set out in the Board Charter, including, by: (a) promoting a thorough understanding by the directors and management of the duties and responsibilities of the directors and the distinctions between the role of the directors and the role of management; (b) promoting cohesiveness among the directors; and (c) ensuring processes are in place to monitor legislation and best practices relating to the responsibilities of the Board, and reviewing the effectiveness of the Board, its committees and individual directors on a regular basis.

The following table sets forth the number of Board and committee meetings held and attendance by directors for the fiscal year ended December 31, 2012:

Attendance of Directors

Director	Board Meetings Attended (in person or by telephone)	Audit Committee Meetings Attended (in person or by telephone)	Nominating and Governance Committee Meetings Attended (in person or by telephone)	Compensation Committee Meetings Attended (in person or by telephone)
William Garriock	4 of 4	4 of 4	1 of 1	1 of 1
John Mull	4 of 4	N/A (1)	N/A (1)	N/A (1)
Gerald McDole	4 of 4	4 of 4	1 of 1	1 of 1
Stephen Wiseman	4 of 4	4 of 4	1 of 1	1 of 1
Stefan Aigner	4 of 4	4 of 4	1 of 1	1 of 1
William Claypool	4 of 4	4 of 4	1 of 1	1 of 1
Larry Andrews	3 of 3	N/A (1)	N/A (1)	N/A (1)

(1)       John Mull and Larry Andrews are not members of any committee of the Board

2.                                      Board Mandate

The Board, either directly or through its committees, supervises the business and affairs of the Corporation.

The Board is kept informed of the Corporation’s operations at Board meetings, committee meetings and through reports and discussions with management of the Corporation, as necessary.  Each of the Board and the Audit Committee meet on a quarterly basis, with additional meetings scheduled when required.  In addition, there is continued communication between senior management of the Corporation and the Board on an informal basis.

The duties and responsibilities of the Board are set out in the Charter of the Board of Directors attached as Exhibit “B” to this circular.

3.                                      Position Descriptions

The Corporation has developed and implemented written position descriptions for the CEO, CFO, Chair of the Board, Chair of the Audit Committee, Chair of the Nominating and Governance Committee and Chair of the Compensation Committee.  Position descriptions are reviewed on an annual basis.

4.                                      Orientation and Continuing Education of New Directors

The Board is responsible for developing and implementing, on recommendation of the Nominating and Governance Committee, a comprehensive orientation program for new directors.  The Nominating and Governance Committee develops the comprehensive orientation programs with a goal of assisting new directors in understanding: (a) the role of the Board and its committees; (b) the contribution individual directors are expected to make (including the commitment of time and energy that the Corporation expects from its directors); and (c) the nature and operation of the Corporation’s business.  The Nominating and Governance Committee’s continuing education program assists directors to maintain or enhance their skills and abilities as directors and in ensuring that their knowledge and understanding of the Corporation’s business remains current.

5.                                      Ethical Business Conduct

The Corporation has a strong commitment to the conduct of business in a lawful and ethical manner.  The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for directors, officers and employees which may be obtained by contacting the Secretary of the Corporation, Norman Evans, at (905) 602-5840.  The Code describes confidential reporting procedures which may be used by personnel to communicate good faith concerns about any violation of the Code or related policies and guidelines directly to the Chair of the Nominating and Governance Committee.  The Chair maintains a log of all reports that are received, tracking their receipt, investigation and resolution.

The Charter of the Board describes the requirement and procedure by which each director must disclose, in writing to the Corporation or by requesting to have entered in the minutes of meetings of the Board or a committee of Directors, the nature and extent of any interest that such director has in a material contract or material transaction, whether made or proposed, with the Corporation, if the director: (a) is a party to the contract or transaction; (b) is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction.  Directors are to disclose such interest to the Board at the first opportunity and if a material contract or material transaction, whether entered into or proposed, is one that, in the ordinary course of the Corporation’s business, would not require approval by the directors, a director must disclose, in writing to the Corporation or request to have entered in the minutes of a meeting of the Board or a committee, the nature and extent of such director’s interest immediately after he or she becomes aware of the contract or transaction.  A director required to make such disclosure shall not vote on any resolution to approve the contract or transaction unless the contract or transaction: (a) relates primarily to his or her remuneration as a director, officer, employee or agent of the Corporation or an affiliate; (b) is for indemnity or insurance; or (c) is with an affiliate.

The Code, the Charter of the Board, as well as a number of other policies implemented by the Corporation, including insider trading and whistleblowing policies, serve to promote and encourage a culture of ethical business conduct within the Corporation.

6.                                      Nomination of Directors

The Nominating and Governance Committee, composed entirely of independent directors has the responsibility of identifying individuals qualified to become new directors of the Corporation and recommending to the Board the directors to be nominated for election at annual meetings of shareholders.

In evaluating the competencies and skills of potential new directors, the Nominating and Governance Committee considers: (a) the competencies and skills the Board, as a whole, should possess; (b) the competencies and skills each existing director possesses; and (c) the personality and skills each new nominee would bring to the Board.

7.                                      Majority Voting in Director Elections

The Board has adopted a Majority Voting in Directors Elections Policy that will apply at any meeting of shareholders where an uncontested election of directors is held.  Pursuant to this policy, if the number of proxy votes withheld for a particular director nominee is greater than the votes for such director, the director nominee will be required to submit his or her resignation to the Chair of the Board promptly following the meeting of shareholders. Following receipt of the resignation, the Board will consider whether or not to accept the offer of resignation.  With the exception of special circumstances, the Board will be expected to accept the resignation.  Within 90 days following the applicable meeting of shareholders, the Board will make its decision and disclose it by a press release, such press release to include the reasons for rejecting the resignation, if applicable. The policy is set out in Exhibit “B” to this Circular.

8.                                      Compensation

The Board approves the compensation of the Chief Executive Officer and considers recommendations of the Chief Executive Officer with respect to the compensation of other members of senior management.  The Board has directed the Compensation Committee to consider matters related to executive compensation and to report and make recommendations to the Board with respect to such matters.

The Compensation Committee, composed entirely of independent directors, assists the Board in its oversight of executive and director compensation and undertakes the responsibility for: (a) reviewing and making recommendations to the Board with respect to compensation of the Chief Executive Officer; (b) making recommendations to the Board with respect to non-CEO officer compensation, incentive compensation plans and equity-based plans; and (c) reviewing the Corporation’s compensation disclosure in public documents and preparing the annual report on executive compensation for inclusion in the Corporation’s information circulars.

The Compensation Committee also monitors the administration of the Corporation’s executive officer incentive and other compensation related plans and reports to the Board annually on whether incentives and bonuses awarded or paid to the Chief Executive Officer and each of the other executive officers have been awarded or paid in accordance with the applicable plans.

The consulting firm of McDowall Associates was retained in 2011 to perform compensation reviews for the key executive positions as well as the level of compensation paid to directors.  The fees paid to McDowall Associates in 2011 totalled $20,600 for these services.

9.                                      Assessments

The Nominating and Governance Committee is charged with developing and recommending to the Board a process for reviewing the performance and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors on an annual basis, such process to consider: (a) input from directors, as appropriate; (b) attendance of directors at meetings of the Board and any committee; (c) the Board’s written charter; (d) the charter of each committee of the Board; (e) applicable position description(s) for each individual director and for the chairs of the Board and of each committee of the Board; and (f) the competencies and skills each individual Director is expected to bring to the Board.  The Committee is responsible for overseeing the execution of the review process as approved by the Board.

The Nominating and Governance Committee also reviews the Board’s committee structure on an annual basis and recommends to the Board any changes it considers necessary or desirable with respect to the committee structure, including: (a) the charters of each committee; (b) the criteria for membership on any committee; (c) the composition of each committee; (d) the appointment and removal of members from any committee; (e) the operations of each committee, including the ability of any committee to delegate any or all of its responsibilities to a sub-committee of that committee; and the process by which each committee reports to the Board.

Each of the Board as a whole, the Audit Committee, the Nominating and Governance Committee and Compensation Committee are to review performance and effectiveness annually in accordance with the approved review process.

EXHIBIT “B”

CHARTER OF THE BOARD OF DIRECTORS
OF
CIPHER PHARMACEUTICALS INC.

GENERAL

1.                                      PURPOSE AND RESPONSIBILITY OF THE BOARD

The Board of Directors is responsible for supervising the activities and managing the investments and affairs of the Corporation.  By approving this Charter, the Board confirms its responsibility for the stewardship of the Corporation and its business.  This stewardship function includes responsibility for the matters set out in this Charter.  The responsibilities of the Directors described herein are pursuant to, and subject to, the Act and do not impose any additional responsibilities or liabilities on the Directors at law or otherwise.

2.                                      REVIEW OF CHARTER

The Board shall review and assess the adequacy of this Charter annually and at such other times as it considers appropriate and shall make such changes as it considers necessary or appropriate.

3.                                      DEFINITIONS AND INTERPRETATION

3.1                               Definitions

In this Mandate:

(a)                                 “Act” means the Business Corporations Act (Ontario), as amended;

(b)                                 “Applicable Laws” means all applicable provisions of law, domestic or foreign, including, without limitation, the Act; the Securities Act (Ontario) as amended, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder; and the applicable rules and policies of any stock exchange on which the Corporation is listed;

(c)                                  “Board” means the Board of Directors of the Corporation;

(d)                                 “CEO” means the chief executive officer of the Corporation;

(e)                                  “Chair” means the chair of the Board;

(f)                                   “Charter” means this charter, as amended from time to time;

(g)                                 “Corporation” means Cipher Pharmaceuticals Inc.;

(h)                                 “Directors” means the directors of the Corporation;

(i)                                    “Residents” means “resident Canadians” for purposes of the Act; and

(j)                                    “Vice Chair & Lead Director” means the lead director of the Corporation.

3.2                               Interpretation

This Charter is subject to and shall be interpreted in a manner consistent with the Act and any other applicable legislation.

CONSTITUTION OF THE BOARD

4.                                      ELECTION AND REMOVAL OF DIRECTORS

4.1                               Number of Directors

The Corporation shall have a minimum of one Director and a maximum of ten Directors, with the number of Directors from time to time within such range being fixed by resolution of the Directors, provided that until otherwise so determined by resolution, the number of Directors shall be six.

4.2                               Election of Directors

Directors shall be elected (including the re-election of incumbent Directors) at each annual meeting of the shareholders, and may be elected at a special meeting of the shareholders, in each case to hold office, subject to Section 4.4, for a term expiring at the close of the next annual meeting of the shareholders following such an election.

4.3                               Vacancies

A quorum of Directors may fill a vacancy among the Directors, to the extent permitted under the Act.

4.4                               Ceasing to Be a Director

A Director shall cease to hold office when:

(a)                                 he or she dies or resigns;

(b)                                 he or she is removed in accordance with the provisions of the Act; or

(c)                                  he or she ceases to be duly qualified to act as a Director as specified in the Act.

4.5                              Majority Voting in Director Elections

The Majority Voting in Director Elections Policy set out in Schedule B to this Charter shall apply with respect to an uncontested election of Directors.

5.                                      CRITERIA FOR DIRECTORS

5.1                               Qualifications of Directors

Every Director shall be an individual who is at least 18 years of age, has not been determined by a court to be of unsound mind and does not have the status of bankrupt.

5.2                               Residency

A majority of the Directors shall be Residents.

5.3                               Independence of Directors

At least a majority of the Directors shall be independent as defined under Applicable Laws.

5.4                               Other Criteria

The Board may establish other criteria for Directors as contemplated in this Charter.

6.                                      BOARD CHAIR

6.1                               Board to Appoint Chair

The Board shall appoint an independent Director to act as Chair, or alternatively, shall appoint a Director who is not independent to act as Chair and shall also appoint an independent Director to act as Vice Chair & Lead Director.

6.2                               Chair to Be Appointed Annually

The Board shall appoint the Chair annually at the first meeting of the Board after a meeting of the members at which Directors are elected.  If the Board does not so appoint a Chair, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

7.                                      INFORMATION, ADVICE AND REMUNERATION OF DIRECTORS AND RETAINING ADVISORS

7.1                               Remuneration

Members of the Board and the Chair shall receive such remuneration for their service on the Board as the Board may determine from time to time, in consultation with the Compensation Committee of the Board.

7.2                               Retaining and Compensating Advisors

Each Director shall have the authority to retain at the expense of the Corporation outside counsel and any other external advisors from time to time as appropriate with the approval of the chair of the Nominating and Governance Committee.

7.3                               Information

The Board shall have the authority to request from management of the Corporation, and from other sources, such information as the Board considers necessary in order to discharge its oversight responsibilities.

MEETINGS OF THE BOARD

8.                                      MEETINGS OF THE BOARD

8.1                               Time and Place of Meetings

Meetings of the Board shall be held in Canada and shall be called in the manner and at the location contemplated in the by-laws of the Corporation.

8.2                               Frequency of Board Meetings

The Board shall meet at least four times per year on a quarterly basis.

8.3                               Quorum

The quorum for the transaction of business at any meeting of the Directors shall consist of a majority of the number of Directors fixed in accordance with Section 4.1, provided that a majority of the Directors comprising the quorum shall be Residents.

8.4                               Secretary of the Meeting

The Chair shall designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of any meeting of the Board.

8.5                               Right to Vote

Each member of the Board shall have the right to vote on matters that come before the Board.

8.6                               Invitees

The Board may invite any of the Corporation’s officers, employees, advisors or consultants or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

9.                                      CONFLICTS OF INTEREST

9.1                               Disclosure of Interest

Each Director shall disclose, in writing to the Corporation or by requesting to have entered in the minutes of meetings of the Board or a committee of Directors, the nature and extent of any interest that such Director has in a material contract or material transaction, whether made or proposed, with the Corporation, if the Director:

(a)                                 is a party to the contract or transaction;

(b)                                 is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or

(c)                                  has a material interest in a party to the contract or transaction.

9.2                               Time of Disclosure

(a)                                 Each Director shall disclose such interest to the Board at the first opportunity to disclose such interest.  For example, the Director shall disclose such interest at the meeting at which the contract or transaction is first considered or, if the Director becomes interested at a later time, at the first meeting after which the Director becomes so interested or, if an interested individual later becomes a Director, at the first meeting after he or she becomes a Director.

(b)                                 If a material contract or material transaction, whether entered into or proposed, is one that, in the ordinary course of the Corporation’s business, would not require approval by the Directors, a Director shall disclose, in writing to the Corporation or request to have entered in the minutes of meetings of the Board or a committee of Directors, the nature and extent of such Director’s interest immediately after he or she becomes aware of the contract or transaction.

9.3                               Voting

A Director required to make a disclosure under paragraph 9.2(a) above shall not vote on any resolution to approve the contract or transaction unless the contract or transaction:

(a)                                 relates primarily to his or her remuneration as a Director, officer, employee or agent of the Corporation or an affiliate;

(b)                                 is for indemnity or insurance; or

(c)                                  is with an affiliate.

9.4                               Continuing Disclosure

A Director may declare his or her interest in relation to a contract or transaction by a general notice to the Directors declaring that a Director is to be regarded as interested, for any of the following reasons, in a contract or transaction made with a party:

(a)                                 the Director is a director or officer, or an individual acting in a similar capacity, of a party referred to in paragraphs 9.1(b)-(c) above;

(b)                                 the Director has a material interest in the party; or

(c)                                  there has been a material change in the nature of the Director’s interest in the party.

9.5                               Avoidance Standards and Shareholder Confirmation

A contract or transaction for which disclosure is required under Section 9.1 above is not invalid, and the Director is not accountable to the Corporation or its shareholders for any profit realized from such contract or transaction, because of the Director’s interest in the contract or transaction or because the Director was counted to determine whether a quorum existed at the meeting of the Board or a committee of the Board that considered the contract or transaction, if:

(a)                                 disclosure of the interest was made as described in this Section 9, the Directors approved the contract or transaction, and the contract or transaction was reasonable and fair to the Corporation when it was approved; or

(b)                                 the contract or transaction is approved or confirmed by special resolution at a meeting of shareholders, disclosure of the interest was made to shareholders in a manner sufficient to indicate its nature before such approval or confirmation, and the contract or transaction was reasonable and fair to the Corporation when it was approved or confirmed.

10.                               IN CAMERA SESSIONS

10.1                        In Camera Sessions of Independent Directors

Before, during an adjournment of, or following the conclusion of each meeting of the Board, the independent Directors shall meet without the non-independent Directors and any member of management being present, provided that any failure to do so shall not invalidate business transacted at a duly convened meeting of the Board.

10.2                       Business Transacted at In Camera Sessions

The Directors shall not transact business of the Board at an in camera session of Directors.

DELEGATION OF DUTIES AND RESPONSIBILITIES

11.                               DELEGATION AND RELIANCE

11.1                        Delegation of Powers

The Directors may establish one or more committees and may, subject to Applicable Laws, delegate to such committees any of the powers of the Directors.  The Directors may also, subject to Applicable Laws, delegate such powers to such of the officers of the Corporation (or to other persons as the Directors may deem appropriate) as they, in their sole discretion, may deem necessary or desirable, and define the scope of and manner in which such powers shall be exercised by such persons as they may deem appropriate, without regard to whether such authority is normally granted or delegated by directors, subject, however, to the overall supervision and control of the Directors.

11.2                        Requirement for Certain Committees

The Board shall establish and maintain the following committees of the Board, each having mandates that incorporate all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:

(a)                                 Audit Committee;

(b)                                 Nominating and Governance Committee; and

(c)                                  Compensation Committee.

11.3                        Composition of Committees

The Board shall appoint and maintain in office members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

11.4                        Review of Charters

On an annual basis, the Board shall review the recommendations of the Nominating and Governance Committee with respect to the charters of each committee of the Board.  The Board shall approve those changes to the charters that it determines are appropriate.

11.5                        Reliance on Management

The Board is entitled to rely in good faith on the information and advice provided to it by the Corporation’s management.

11.6                        Reliance on Others

The Board is entitled to rely in good faith on information and advice provided to it by advisors, consultants and such other persons as the Board considers appropriate.

11.7                        Oversight

The Board retains responsibility for oversight of any matters delegated to any Director(s) or any committee of the Board, to management or to other persons.

DUTIES AND RESPONSIBILITIES

12.                               RESPONSIBILITY FOR SPECIFIC MATTERS

12.1                        Responsibility for Specific Matters

The Directors explicitly assume responsibility for the matters set out below, recognizing that these matters represent in part responsibilities reflected in requirements and recommendations adopted by applicable securities regulators and stock exchanges and do not limit the Directors’ responsibilities under the Act.

12.2                        Delegation to Committees

Whether or not specific reference is made to committees of the Board in connection with any of the matters referred to below, the Board may direct any committee of the Board to consider such matters and to report and make recommendations to the Board with respect to these matters.

13.                               CORPORATE GOVERNANCE GENERALLY

13.1                        Governance Practices and Principles

The Board shall be responsible for developing the Corporation’s approach to corporate governance, including, if deemed appropriate, a set of corporate governance principles and guidelines that are specifically applicable to the Corporation.

13.2                       Governance Disclosure

(a)                                 Approval of Disclosure.  The Board shall approve disclosure about the Corporation’s governance practices in any document before it is delivered to the Corporation’s shareholders or filed with applicable securities regulators or with the stock exchanges.

(b)                                 Determination that Differences Are Appropriate.  If the Corporation’s governance practices differ from those recommended by applicable securities regulators or the stock exchanges, the Board shall consider these differences and why the Board considers them to be appropriate.

13.3                        Delegation to Nominating and Governance Committee

The Board may direct the Nominating and Governance Committee to consider the matters contemplated in this Section 13 and to report and make recommendations to the Board with respect to these matters.

14.                               RESPONSIBILITIES RELATING TO MANAGEMENT

14.1                        Integrity of Management

The Board shall, to the extent feasible, reasonably satisfy itself:

(a)                                 as to the integrity of the CEO and other executive officers of the Corporation; and

(b)                                 that the CEO and other executive officers of the Corporation create a culture of integrity throughout the organization.

14.2                        Succession Planning

The Board shall be responsible for succession planning, including appointing, training and monitoring senior management.  In discharging this responsibility, the Board may:

(a)                                 consider recommendations of the Nominating and Governance Committee; and

(b)                                 consider recommendations of management and review and approve (as appropriate) succession plans developed by the CEO for senior management positions.

14.3                        Executive Compensation Policy

(a)                                 Board Approval.  The Board shall approve the compensation of the CEO and shall consider and, if appropriate, approve the recommendations of the CEO with respect to the compensation of other members of senior management.

(b)                                 Delegation to Compensation Committee.  The Board may direct the Compensation Committee to consider the matters contemplated in this Section 14.3 and to report and make recommendations to the Board with respect to these matters.

15.                               OVERSIGHT OF THE OPERATION OF THE BUSINESS

15.1                        Risk Management

Taking into account the reports of management and such other persons as the Board may consider appropriate, the Board shall identify the principal risks of the Corporation’s business and satisfy itself as to the implementation of appropriate systems to manage these risks.

15.2                        Strategic Planning Process

The Board shall adopt a strategic planning process and shall approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Corporation’s business.

15.3                        Internal Control and Management Information Systems

The Board shall review the reports of management and the Audit Committee concerning the integrity of the Corporation’s internal control and management information systems.  Where appropriate, the Board shall require management and the Audit Committee to implement changes to such systems to ensure integrity of such systems.

15.4                        Communications Policies

The Board shall review and, if determined appropriate, approve a corporate disclosure policy and such other policies as may be necessary or desirable for communicating with shareholders, the investment community, the media, governments and their agencies, employees and the general public.  All publicly disseminated materials of the Corporation shall provide for a mechanism for feedback of stakeholders.  Persons designated to receive such information shall be required to provide a summary of the feedback to the Directors on a semi-annual basis or at such other more frequent intervals as the Directors require.  The Board shall consider, among other things, the recommendations of management and the Nominating and Governance Committee with respect to such policies.

15.5                        Whistleblowing Policy

The Board shall review and approve a whistleblowing policy for the Corporation.  In adopting the whistleblowing policy, the Board shall consider the recommendations of the Audit Committee concerning its compliance with applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

15.6                        Financial Statements

The Board shall review the recommendation of the Audit Committee with respect to the annual financial statements of the Corporation to be delivered to shareholders.  If in agreement with the Audit Committee, the Board shall approve such financial statements.  The Board shall also review the recommendation of the Audit Committee with respect to the interim financial statements or other material financial disclosure of the Corporation prior to its release to the public and, if in agreement with the Audit Committee, shall approve such financial statements or other material financial disclosure.

15.7                        Pension Plan Matters

The Board shall receive and review reports from management and from the Nominating and Governance Committee covering administration, investment performance, funding, financial impact, actuarial reports and any pension plan related matters.

15.8                        Code of Business Conduct and Ethics

The Board shall review and approve a Code of Business Conduct and Ethics for the Corporation.  In adopting this Code, the Board shall consider the recommendations of the Nominating and Governance Committee concerning its compliance with applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

15.9                        Compliance and Disclosure

The Board shall direct the Nominating and Governance Committee to monitor compliance with the Code of Business Conduct and Ethics and recommend disclosures with respect thereto.  The Board shall consider any report of the Nominating and Governance Committee concerning these matters, and shall approve, if determined appropriate, the disclosure of the Code of Business Conduct and Ethics and of any waiver granted to a Director or executive officer of the Corporation from complying with the Code of Business Conduct and Ethics.

15.10                 Legal Counsel

(a)                                 The Board shall approve any change in the Corporation’s regular external legal counsel and any retention by the Corporation of other external counsel as lead counsel for material transactions or matters.

(b)                                 The Board may delegate to one or more members of the Board the authority to pre- approve the retention by the Corporation of other external counsel as lead counsel for material transactions or matters in satisfaction of the requirement in Section  15.10(a), provided that such member or members must present any such retention to the full Board at its first scheduled meeting following such pre-approval.

16.                               NOMINATION OF DIRECTORS

16.1                        Nomination and Appointment of Directors

(a)                                 The Board shall nominate individuals for election as Directors by the shareholders and shall require the Nominating and Governance Committee to make recommendations to it with respect to such nominations.

(b)                                 In selecting candidates for nomination as Directors, the Board shall:

(i)                      consider what competencies and skills the Board, as a whole, should possess;

(ii)                   assess what competencies and skills each existing and proposed new Director possesses; and

(iii)                consider whether each nominee can devote sufficient time and resources to his or her duties as a Director.

(c)                                  The Board shall consider recommendations made to it by the Nominating and Governance Committee with respect to the size and composition of the Board.

17.                               BOARD EFFECTIVENESS

17.1                        Position Descriptions

The Board shall review and, if determined appropriate, approve the recommendations of the Nominating and Governance Committee concerning formal position descriptions for:

(a)                                 the Chair of the Board, the Vice Chair & Lead Director (if any) and for the Chair of each committee of the Board, and

(b)                                 the CEO,

provided that in approving a position description for the CEO, the Board shall consider the input of the CEO and shall develop and approve corporate goals and objectives that the CEO is responsible for meeting (which may include goals and objectives relevant to the CEO’s compensation, as recommended by the Nominating and Governance Committee).

17.2                        Director Orientation and Continuing Education

The Board shall review and, if determined appropriate, approve the recommendations of the Nominating and Governance Committee concerning:

(a)                                 a comprehensive orientation program for new Directors; and

(b)                                 a continuing education program for all Directors.

17.3                        Board, Committee and Director Review

The Board shall review and, if determined appropriate, adopt a process recommended by the Nominating and Governance Committee for reviewing the performance and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual Directors on an annual basis.

18.                               ANNUAL REVIEW OF THE BOARD

Each year, the Board shall review its performance and effectiveness in accordance with the process established by the Nominating and Governance Committee.

19.                               POLICY OF PRACTICES FOR DIRECTORS

Directors are expected to carry out their duties in accordance with the Policy of Practices for Directors set out in Schedule A to this Charter.

December 28, 2005 and amended August 3, 2006 and July 23, 2007 and February 28, 2013.

SCHEDULE A

POLICY OF PRACTICES FOR DIRECTORS

ATTENDANCE AT MEETINGS

Each Director is expected to have a very high record of attendance at meetings of the Board of Directors, and at meetings of each committee on which the Director sits.  A Director is expected to:

(i)                      advise the Chair as to planned attendance at Board and committee meetings shortly after meeting schedules for the year have been distributed;

(ii)                   advise the Chair as soon as possible after becoming aware that he or she shall not be able to attend a meeting; and

(iii)                attend a meeting by telephone conference if unable to attend in person.

PREPARATION FOR MEETINGS

Directors are expected to carefully review and consider the materials distributed in advance of a meeting of the Board of Directors or a committee of the Board of Directors.  Directors are also encouraged to contact the Chair, the Chief Executive Officer and any other appropriate officers to ask questions and discuss agenda items prior to meetings.

The Chair shall ensure that all meeting materials are provided to the members of the Board in a timely manner to enable the members to conduct a careful review and consideration of the meeting materials.

CONDUCT AT MEETINGS

Directors are expected to ask questions and participate in discussions at meetings, and to contribute relevant insights and experience.  In discussions at meetings, a Director should:

(i)                      be candid and forthright;

(ii)                   not be reluctant to express contrary views;

(iii)                be concise and respect the time constraints of a meeting;

(iv)               be courteous to and respectful of other Directors and guests in attendance; and

(v)                  openly conduct discussions in a manner which shall foster a consensus amongst the members of the Board.

KNOWLEDGE OF THE- CORPORATION’S BUSINESS

Directors are expected to be knowledgeable with respect to the various fields and divisions of business.  Although management has a duty to keep the Board of Directors informed about developments in the Corporation’s business, Directors have a primary duty of care and diligence, which includes a duty of inquiry.  Directors should:

•                  ask questions of management and other directors, at meetings and otherwise, to increase their knowledge of the business of the Corporation;

•                  familiarize themselves with the risks and challenges facing the business of the Corporation;

•                  read all internal memoranda and other documents circulated to the directors, and all reports and other documents issued by the Corporation for external purposes;

•                  insist on receiving adequate information from management with respect to a proposal before Board approval is requested;

•                  familiarize themselves with the Corporation’s competitors; and

•                  familiarize themselves with the legal and regulatory framework within which the Corporation carries on its business.

PERSONAL CONDUCT

Directors are expected to:

(i)                      exhibit high standards of personal integrity, honesty and loyalty to the Corporation;

(ii)                   project a positive image of the Corporation to news media, the financial community, governments and their agencies, shareholders and employees;

(iii)                be willing to contribute extra efforts, from time to time as may be necessary including, among other things, being willing to serve on committees of the Board; and

(iv)               disclose any potential conflict of interest that may arise with the business or affairs of the Corporation and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

SCHEDULE B

MAJORITY VOTING IN DIRECTOR ELECTIONS POLICY

In an uncontested election of Directors of the Corporation at a meeting of shareholders of the Corporation, any nominee for Director who receives a greater number of votes “withheld” from his or her election than votes “for” such election (a “Majority Withheld Vote”) shall promptly tender his or her resignation to the Chair of the Board of Directors (the “Board”) following the meeting of shareholders.  In this policy, an “uncontested election” shall mean an election where the number of nominees for Director shall be equal to the number of Directors to be elected.

The Board shall consider the resignation offer and whether or not to accept it.  The Board shall be expected to accept the resignation except in situations where extenuating circumstances would warrant that the applicable Director continue to serve on the Board.  In considering whether or not to accept the resignation, the Board will consider all factors deemed relevant including, without limitation, the stated reasons why shareholders “withheld” votes from the election of that nominee, the length of service and the qualifications of the Director whose resignation has been tendered, such Director’s contributions to the Corporation and the Corporation’s corporate governance policies.

The Board shall act within 90 days following the applicable meeting of shareholders.  Following the decision of the Board on the resignation, the Board shall promptly disclose, via press release, the decision whether to accept the Director’s resignation offer including the reasons for rejecting the resignation offer, if applicable.  If a resignation is accepted, the Board may, in accordance with applicable law, appoint a new Director to fill any vacancy created by resignation.

Subject to the following, any Director who tenders his or her resignation pursuant to this policy shall not participate in any meeting of the Board to consider whether his or her resignation shall be accepted.  If the Directors who did not receive a Majority Withheld Vote in the same uncontested election do not constitute a majority of the Board, then (i) the independent Directors shall appoint a committee amongst themselves to consider resignation offers and recommend to the Board whether to accept them, which committee shall include at a minimum any independent directors who did not receive a Majority Withheld Vote; and (ii) all Directors will participate in the subsequent determinations of the Board as to whether to accept resignations.

In the event that any Director who received a Majority Withheld Vote does not tender his or her resignation in accordance with this policy, he or she will not be re-nominated by the Board.

The Board may adopt such procedures as it sees fit to assist it in its determinations with respect to this policy.